# SEC Schedule 13D/A (Amendment No. 80) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Icahn Enterprises L.P., CIK 0000813762
CUSIP: 451100101
Title of class of securities: Depositary Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 16690 COLLINS AVE,, PH-1, SUNNY ISLES BEACH, Florida (FL), 33160
Date of event which requires filing of this statement: 06/25/2025
Amends the filing with accession number 0001539497-25-001163
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- CCI Onshore LLC (CIK 0001327741): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 105,713,907; shared voting power 0; sole dispositive power 105,713,907; shared dispositive power 0; aggregate amount beneficially owned 105,713,907 (18.61% of the class)
- Gascon Partners (CIK 0001315356): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 68,012,888; shared voting power 0; sole dispositive power 68,012,888; shared dispositive power 0; aggregate amount beneficially owned 68,012,888 (11.97% of the class)
- High Coast Limited Partnership (CIK 0000945612): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 247,933,108; shared voting power 105,713,907; sole dispositive power 247,933,108; shared dispositive power 105,713,907; aggregate amount beneficially owned 353,647,015 (62.25% of the class)
- Highcrest Investors LLC (CIK 0000928475): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 54,653,989; shared voting power 0; sole dispositive power 54,653,989; shared dispositive power 0; aggregate amount beneficially owned 54,653,989 (9.62% of the class)
- Thornwood Associates Limited Partnership (CIK 0001257325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 18,469,727; shared voting power 0; sole dispositive power 18,469,727; shared dispositive power 0; aggregate amount beneficially owned 18,469,727 (3.25% of the class)
- Barberry Corp. (CIK 0000860851): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 18,469,727; sole dispositive power 0; shared dispositive power 18,469,727; aggregate amount beneficially owned 18,469,727 (3.25% of the class)
- Starfire Holding Corporation (CIK 0001008814): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 54,653,989; sole dispositive power 0; shared dispositive power 54,653,989; aggregate amount beneficially owned 54,653,989 (9.62% of the class)
- Little Meadow Corp. (CIK 0001044968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 421,659,903; sole dispositive power 0; shared dispositive power 421,659,903; aggregate amount beneficially owned 421,659,903 (74.22% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 494,783,619; sole dispositive power 0; shared dispositive power 494,783,619; aggregate amount beneficially owned 494,783,619 (87.09% of the class)

## Item 1. Security and Issuer
Title of class of securities: Depositary Units Representing Limited Partner Interests
Name of issuer: Icahn Enterprises L.P.
Address of issuer's principal executive offices: 16690 COLLINS AVE,, PH-1, SUNNY ISLES BEACH, Florida (FL), 33160
Comment: The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the "Initial 13D"), is hereby further amended to furnish the additional information set forth in this Amendment No. 80 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 494,783,619 Depositary Units, representing approximately 87.09% of the Issuer's outstanding Depositary Units (based upon (i) the 546,086,101 Depositary Units stated to be outstanding as of May 7, 2025, by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025, plus (ii) the 22,033,036 Depositary Units issued to the Reporting Persons by the Issuer on June 25, 2025 in connection with a regular quarterly distribution of Depositary Units by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose:
CCI Onshore has sole voting power and sole dispositive power with respect to 105,713,907 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 68,012,888 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 247,933,108 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 54,653,989 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 18,469,727 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.
Transactions in the class effected during the past sixty days: Except for the acquisition of Depositary Units from the Issuer in connection with a quarterly dividend, none of the Reporting Persons effected any transactions in the Issuer's securities during the past sixty (60) days. On June 25, 2025, in connection with the quarterly dividend, CCI Onshore received 4,707,509 Depositary Units, Gascon received 3,028,658 Depositary Units, High Coast received 11,040,623 Depositary Units, Highcrest received 2,433,777 Depositary Units, and Thornwood received 822,469 Depositary Units.

## Signatures
- CCI Onshore LLC: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (06/26/2025)
- Gascon Partners: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (06/26/2025)
- High Coast Limited Partnership: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (06/26/2025)
- Highcrest Investors LLC: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (06/26/2025)
- Thornwood Associates Limited Partnership: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (06/26/2025)
- Barberry Corp.: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (06/26/2025)
- Starfire Holding Corporation: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (06/26/2025)
- Little Meadow Corp.: /s/ Rowella Asuncion-Gumabong, Rowella Asuncion-Gumabong / Vice President (06/26/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, CARL C. ICAHN (06/26/2025)